Please reply to JEFFREY LI

jli@gsblaw.com

TEL EXT 1735

June 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Paul Fischer

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD

Draft Registration Statement on Form F-1

Filed on May 13, 2019
CIK No. 0001776067

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated June 6, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on May 13, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

June 24, 2019 Page 2

Prospectus Summary, page 1

1.	Please clarify at the beginning of your business section that the investor would be investing in a holding company, with operations conducted via its subsidiaries.

Response: We have revised the Draft Registration Statement on page 1 to clarify at the beginning of our business section that the investor would be investing in our holding company, with operations conducted via our subsidiaries, our variable interest entity and its subsidiaries (“VIEs”).

Corporate History and Structure, page 3

2.	Please revise your organizational chart on page 3 to reflect the post-offering ownership structure of the company, including the percentage held by Kong Aimin and Gao Huajun and the public shareholders upon completion of the offering.

Response: The Company has revised the organizational charts on pages 3 to reflect the post-offering ownership structure of the Company, including the percentage held by Kong Aimin and Gao Huajun and the public shareholders upon completion of the offering.

We will incur increased costs as a result of being a public company, page 37

3.	To the extent determinable, please revise to provide an estimate of the increased costs associated with being a public company.

Response: We have revised the Draft Registration Statement on page 37 to provide the estimate that we will incur approximately $600,000 per year in professional fees and other expenses as a result of being a public company.

Dilution, page 41

4.	Please revise your calculation of net tangible book value to exclude intangible assets and deferred offering costs.

Response: We have revised our calculation of net tangible book value on page 41 to exclude intangible assets and deferred offering costs.

Revenues, page 47

5.	We note that marketing service fees represent roughly 70% of your revenues. Please revise at footnote three briefly to provide more detail as to how the marketing service fees are determined.

Response: We have revised footnote three on page 47 to provide more details as to how the marketing service fees are determined.

June 24, 2019 Page 3

Introduction of Collectibles Trading in China, page 57

6.	Please clarify what the chart on this page represents. Include all appropriate legends and labels.

Response: The chart shows the average circulation volume for new stamps issued by the China Post Group Corporation in each year from 1990 to 2018. We have revised the Draft Registration Statement on page 57 to include all appropriate legends and labels for the chart.

Our Customers, page 69

7.	Please clarify whether there are any criteria in place for determining customer qualifications to open and activate a trading account.

Response: We have revised the Draft Registration Statement on page 69 to clarify the criteria for determining customer qualifications to open and activate a trading account as follows:

Customers can open trading accounts through the online account creation link on our official websites, International Exchange and HKDAEx.

Before the customer can finish opening an account, our websites provide Risks and Warnings, a Market Entry Agreement and Transaction Rules for the customer to review and confirm before they are able to move to the next steps. Chapter 2 of our transaction rules specifies the qualification requirements for the customer to open and activate a trading account, as follows:

Article 8 A trader is a person who opens a trading account with the exchange platform and participates in the trades of cultural and art collections.

Article 9 Trader’s Qualification

1、	Natural person. A natural person who trades cultural and art collections on the exchange platform must provide account opening information (a personal information form, a copy of passport or ID card from mainland China, Hong Kong, Macao or Taiwan) and meet the following requirements:
1)	Meet the legal age requirement in the jurisdiction where he/she is located, and have the ability and capacity to take full civil responsibility and assume liability;
2)	Have certain knowledge of the cultural and art collection investment market, and have certain investment experience in the cultural and art collection market;
3)	Have a deep understanding of the trading model and investment risk of the cultural and art collections with the exchange’s trading platform, and have strong risk identification ability and risk tolerance;

June 24, 2019 Page 4

4)	Have certain internet and computer operation capabilities, abide by relevant laws and regulations, and engage in cultural and art collection trading activities according to relevant laws and regulations; and
5)	Other conditions as stipulated by the exchange.

2、	Institutions. Institutions that conduct cultural and art collection trading must provide various supporting materials (original and photocopy of corporate legal personhood certificate, business license, organization code certificate, tax registration certificate, etc.) and meet the following requirements:
1)	Must be an enterprise, legal entity or other organization that lawfully operates under laws at home and abroad, and no law, regulatory requirement, or the rules of this exchange platform may prohibit or restrict the investment of such entity;
2)	Have a deep understanding of the trading model and investment risk of the cultural and art collections with the exchange’s trading platform, and have strong risk identification ability and risk tolerance; and
3)	Understand the risks of investing in the cultural and art collections, and have completed the internal approval and authorization procedures stipulated by the statutes and / or company charter/bylaws.

A potential customer is required to read these rules, and click to confirm that he/she has read such rules before he/she can proceed to the next step of opening an account.

Our customer service staff will review each application and all materials submitted to ensure they are complete. Once an application is approved by the customer service manager, the customer will receive notification and obtain a trading account number and initial login password, which are automatically generated by our system.

PRC Regulations, page 74

8.	We note that you have not included disclosures here or in risk factors concerning regulations related to internet information security and privacy protection, including, for example, the Regulation on the Internet Security Supervision and Inspection by Public Security Organs, effective November 1, 2018. Please advise or revise.

Response: We respectfully advise the staff that Regulation on the Internet Security Supervision and Inspection by Public Security Organs (the “Regulation”), effective November 1, 2018 mainly provides authority to the police officers and regulates the specific measures that police officers may take regarding network security supervision and inspection. Because the Regulation is the guideline on network security supervision and inspections enforcement by the police officers, and its purpose is not to regulate network operators, we believe it does not apply to us.

June 24, 2019 Page 5

We have revised the Draft Registration Statement on pages 32 and 82 to include discussion of the applicable PRC regulations in connection with internet information security and privacy protection under the subtitle of “PRC Laws and Regulations Related to internet information security and privacy protection” and under the related risk factors in “Risks Related to Doing Business in China”. The applicable regulations are “The Cybersecurity Law of the PRC”, effective June 1, 2017, and the draft for public comment version of the “Private Information Cross-Border Transfer Safety Assessment Measures” promulgated by the State Internet Information Office of the PRC on June 13, 2019, which requires network operators to take specific measures to protect network security and individual information privacy.

United States Federal Income Tax Considerations, page 100

9.	We note that your discussion of United States Federal Income Tax Considerations makes no reference to the opinion of Garvey Schubert Barer that you intend to file as Exhibit 8.1 in a subsequent amendment. Please advise or revise.

Response: We have revised the Draft Registration Statement on page 97 to add the following sentence in the Taxation section: “To the extent the discussion relates to matters of U.S. tax law, it represents the opinion of Garvey Schubert Barer, P.C.” We will also file the opinion of Garvey Schubert Barer as Exhibit 8.1 in a subsequent amendment.

Consolidated Financial Statements, page F-3

10.	Please update the financial information to include interim financial statements for period ended March 31, 2019.

Response: We respectfully advise the staff that because we are a foreign private issuer, we believe it is not necessary for us to include interim financial statements for the period ended March 31, 2019 in the Draft Registration Statement.

11.	In light of the disclosure indicating you commenced operations in March 2018, it is unclear why the period covered by your income statement and statement of cash flows is the entire year ended December 31, 2018. Please stipulate the specific period covered by your income statement and statement of cash flows or advise us. It may also be necessary for your auditor to revise the wording of their report.

Response: We have revised the Draft Registration Statement on page F-7 to add details in Note 1 to clarify that although our financial statements including the income statement and statement of cash flows cover the entire year ended December 31, 2018, we did not have any meaningful operations until March 2018.

June 24, 2019 Page 6

12.	Please provide condensed financial statements of the registrant, pursuant to Rule 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by Rule 12-04 of Regulation S-X.

Response: We have revised the Draft Registration Statement to include the condensed financial statements in the Draft Registration Statement on page F-32.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-14

13.	Please disclose the estimated useful lives and residual value of electronic equipment and server room equipment, respectively.

Response: We have revised the Draft Registration Statement on page F-14 to disclose the estimated useful lives and residual value of electronic equipment and server room equipment, respectively.

Note 3 - Variable interest entity, page F-21

14.	The calculation of the net assets of your VIE, disclosed on page F-22, should be revised to deduct total liabilities from total assets.

Response: We have revised the Draft Registration Statement on page F-22 to deduct total liabilities from total assets in the calculation of the net assets of our VIE.

Note 15 - Subsequent Event, page F-31

15.	We note that you acquired HKDAEx Limited subsequent to year end. Please provide the most recent audited financial statements of the acquired entity and prepare the related pro forma information as required by Rule 8-04 and Rule 8-05 of Regulation S-X, respectively. In addition, please reflect such transaction in the capitalization table on page 40, if applicable.

Response: We are currently preparing the most recent audited financial statements of the acquired entity and the related pro forma information as required by Rule 8-04 and Rule 8-05 of Regulation S-X, respectively, and will provide them in our subsequent amendment to the Draft Registration Statement. We will also reflect such transaction in the capitalization table.

June 24, 2019 Page 7

16.	We note you acquired China International Assets and Equity of Artworks Exchange Limited on May 7, 2019. Please provide audited year-end and unaudited interim financial statements, pursuant to Rule 8-04 of Regulation S-X, and pro forma financial information to give effect to the acquisition, pursuant to Rule 8-05 of Regulation S-X, or explain to us why it is not necessary for you to do so.

Response: We respectfully advise the staff that China International Assets and Equity of Artworks Exchange Limited (“International Culture”) was part of our consolidated result of operations from March 1, 2018 to December 2018 as a result of our reorganization of entities under common control on May 8, 2019.

As stated in Note 1, “All of these entities included in Oriental Culture Cayman including International Culture were under common control, which resulted in the consolidation of International Culture and Jiangsu Yanggu, and which have been accounted for as a reorganization of entities under common control at carrying value. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Oriental Culture Cayman.”

We have revised our disclosure on page 2 to state: “On November 22, 2013, China International Assets and Equity of Artworks Exchange Limited (“International Exchange”) was incorporated under Hong Kong law. International Exchange provides an online platform to facilitate collectibles and artwork trading e-commerce and became our subsidiary as a result of the reorganization of the common control of Oriental Culture and International Exchange.”

General

17.	We note references to third-party market data within your prospectus, including, for example, a reference at page 1 to statistics derived by the Ministry of Commerce of the People’s Republic of China, and to the “2017 China Private Wealth Report” at page 56. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Response: We have revised the Draft Registration Statement to update certain third-party market data with the latest numbers, and we have also supplementally submitted (under separate cover with copies of the relevant portions of such third-party market data) the sources cited in the Amended Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Amended Draft Registration Statement.

June 24, 2019 Page 8

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Draft Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jli@gsblaw.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer of Oriental Culture Holding LTD

Hu Anlin, Chief Financial Officer of Oriental Culture Holding LTD

Xuecheng Wang of Wei, Wei & Co., LLP